May 28, 2015

Via Email

Tiffany Piland Posil

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Phone:          (202) 551-3589

Email:            PosilT@SEC.GOV

Re:                              Ashford Hospitality Trust, Inc.

Definitive Additional Materials on Schedule 14A

Filed May 6, 2015 and May 8, 2015

File No. 001-31775

Dear Ms. Posil:

Ashford Hospitality Trust, Inc. (the “Company”) received a comment letter from the staff of the U.S. Securities and Exchange Commission dated May 11, 2015 with respect to the Company’s Definitive Additional Materials on Schedule 14A (File No. 001-31775) filed on May 6, 2015 and May 8, 2015.  On behalf of the Company, I respectfully submit the responses below to your comment letter.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Definitive Additional Material filed May 6, 2015

1.                                      In future filings, please ensure that captions accurately summarize and describe the content of the soliciting material.  For example, we note the following heading: “Leading Independent Proxy Advisory Firm Advises Shareholders to Reject Unite Here Campaign Against Ashford Trust.”  The heading does not appear to accurately summarize the text that follows, which outlines both types of ISS recommendations with respect to Unite Here’s campaign.

Response:

In future filings, we will ensure that captions more accurately summarize and describe the content of the soliciting material.

Definitive Additional Material filed May 8, 2015

2.                                      In future filings, please refrain from making statements similar to the following without qualifying the statements as your opinion or belief and clarifying that the question of whether the Unite Here proposals were properly brought is subject to pending litigation that has been stayed until after the annual meeting:

•                  “In doing so, UNITE HERE again violated applicable federal law by misleading the Company’s shareholders and ISS to believe that the UNITE HERE proposals were properly brought, lawful and would be heard at the Company’s annual meeting of shareholders.”

Refer generally to Rule 14a-9, Note b.

Response:

In future filings, we will qualify statements of opinion or belief as such.

3.                                      We note the following statement: “Therefore, in order to have your vote properly recorded at the Company’s 2015 annual meeting of shareholders, we encourage you to vote on the WHITE proxy card.”  In future filings, please refrain from implying that votes on company proposals submitted by using Unite Here’s card will not be counted.  Such implication would appear to be inconsistent with the following disclosure in the company’s proxy statement: “If Unite Here solicits proxies for the company’s proposals, we intend to accept such proxies if validly signed, not revoked and dated subsequent to any proxy held by management for such shareholders.”

Response:

In future filings, we will be more consistent and clear, in an effort not to imply that valid proxy cards will not be counted.  We do note that we fully intended and did count all validly signed proxy cards, whether recorded on the Company’s white proxy card or UniteHere’s gold proxy card.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ David A. Brooks

David A. Brooks
Chief Operating Officer, General Counsel
and Secretary

Enclosures

cc:                                Via Email

Mellissa Campbell Duru, Esq.

SEC

Muriel McFarling, Esq.

Andrews Kurth LLP